TRUST FOR PROFESSIONAL MANAGERS

RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of the

WILLIAM BLAIR DIRECTIONAL MULTIALTERNATIVE FUND

Trust for Professional Managers (the “Trust”), on behalf of its series, the William Blair Directional Multialternative Fund (the “Fund”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Fund.  A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and the Fund as a whole:

1.   Class Designation.  The Fund will offer three classes of shares to be known as Class N, Class I and Institutional Class shares (each, a “Class,” and collectively, the “Classes”).

2.   Class Characteristics.  Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Class N:
Class N shares will be offered for sale at net asset value and will be subject to a distribution and shareholder servicing plan (the “Distribution Plan”) adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual Rule 12b-1 distribution fee of 0.25% of the average daily net assets of the Fund attributable to Class N shares, computed on an annual basis.  The Distribution Plan fees for the Class N shares will be used to pay: (i) the Fund’s distributor a distribution and shareholder servicing fee of 0.25% for promoting and distributing Class N shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class N shares.  Class N shares are not subject to any sales charges.  The minimum initial investment for Class N shares is $2,500.

Class I:
Class I shares will be offered for sale at net asset value and are not subject to any sales charges or Rule 12b-1 distribution and shareholder servicing fees.  Class I shares are available for purchase exclusively by the following categories of investors: institutional investors; advisory clients of William Blair & Company, LLC (the “Adviser”) with a fee-based asset management account; tax-exempt retirement plans of the Adviser and its affiliates and rollover accounts from those plans; investment companies managed by the Adviser that invest primarily in other investment companies; and employees of the Adviser and their family purchasing directly from the Fund.  The minimum initial investment for Class I shares is $500,000.

Institutional Class:
Institutional Class shares will be offered for sale at net asset value and are not subject to any sales charges or Rule 12b-1 distribution and shareholder servicing fees.  The minimum initial investment for Institutional Class shares is $5,000,000.

3.   Expense Allocations.  The following expenses for the Fund will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the Distribution Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class.  Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.   Conversions.  Class N and Class I shareholders of the Fund may elect to convert their Class N and Class I shares into Institutional Class shares, subject to meeting the minimum investment amount requirement for Institutional Class shares, as described in the Fund’s Prospectus.  Class N shareholders of the Fund may elect to convert their Class N shares of the Fund into Class I shares, subject to meeting the minimum investment amount and purchaser eligibility requirements for Class I shares, as described in the Fund’s Prospectus.

5.   General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Trustees will take such action as is reasonably necessary to eliminate any conflicts that develop.  The Fund’s investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted on: October 28, 2014